Mail Stop 4561

December 1, 2009

Dana W. Kammersgard
Chief Executive Officer
Dot Hill Systems Corp.
2200 Faraday Avenue, Suite 100
Carlsbad, CA 92008

> **Re:** **Dot Hill Systems Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 10, 2009**
> **File No. 001-13317**

Dear Mr. Kammersgard:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements for the Years Ended December 31, 2006, 2007 and 2008

Note 1. Background and Summary of Significant Accounting Policies

Revenue Recognition, page F-8

1. We note the discussion on page 14 which addresses certain steps you have taken to "better align [y]our service and support structure with [y]our indirect sales

model," which includes providing higher levels of support for a fee through your professional services offering. Please elaborate on the nature of services provided and clarify how they are accounted for.

Note 4. Inventories, page F-14

2.   You disclose that inventories for the periods presented are net of an allowance for excess and obsolete inventory. Please note that the concept of an inventory reserve or allowance is inconsistent with the guidance in Chapter 4 of ARB 43 and SAB Topic 5BB. Please clarify how your accounting method establishes a new cost basis for your inventory and describe your accounting for sales of specifically reserved inventory in further detail, including your accounting for the inventory allowances as these sales occur.

Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement filed on April 30, 2009)

Market Benchmarks and Other Considerations, page 38

3.   You state that you used the executive compensation data gathered from certain groups in the Radford High Tech Total Compensation Executive Survey to benchmark elements of your executive compensation. Please tell us whether the groups of companies that you list on page 38 can be readily determined from a published Radford High Tech Total Compensation Executive Survey. Tell us whether you believe that you have provided sufficient information to enable investors to determine the companies that you used for benchmarking purposes in setting compensation.

Summary Compensation Table, page 45

4.   We note that no cash bonuses were paid for fiscal 2008 performance but the summary compensation table indicates that Philip A. Davis received a bonus of $30,000 in 2008. Please advise. Also tell us whether Mr. Davis received any compensation in connection with his termination of employment in June 2008 pursuant to his change of control agreement or otherwise. Please indicate the nature of the $92,071 of compensation reported in the "all other compensation" column. See Instruction 3 to Item 402(c)(2)(vii) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief